UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.       )

Retractable Technologies, Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

76129W105

(CUSIP Number of Class of Securities Underlying Options)

Douglas W. Cowan

Vice President and Chief Financial Officer

Retractable Technologies, Inc.

511 Lobo Lane

Little Elm, TX 75068

(972) 294-1010

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
not applicable	not applicable

*              No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date filed:

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached as Exhibit 99 is Retractable Technologies, Inc.’s Notice of Annual Meeting and definitive Proxy Statement for the Annual Meeting of Stockholders of Retractable Technologies, Inc. (the “Company”) to be held on September 26, 2008, which contains a proposal submitted to the Company’s Common Stockholders to approve a voluntary Option Exchange Plan.

At the time the Option Exchange Plan has commenced (assuming it is approved by the Common Stockholders at the Annual Meeting), the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Plan (the “Tender Offer Statement”).  Persons who are eligible to participate in the Option Exchange Plan should read the Tender Offer Statement carefully when it becomes available because it will contain important information about the Option Exchange Plan.  The Company will also file the Tender Offer Statement and other related documents with the United States Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Plan.  The Tender Offer Statement and all other filed documents (including periodic, quarterly and annual reports) will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.

Item 12.  Exhibits.

Exhibit No.	Description
99

Notice of Annual Meeting and definitive Proxy Statement for the Annual Meeting of Stockholders to be held on September 26, 2008 (with appendices) which is incorporated herein by reference to our definitive Schedule 14A filed with the SEC on August 19, 2008